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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*
                                            -

                         General Cigar Holdings, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   36933P100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 12, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 36933P100                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Limited Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account Zweig-DiMenna Special Opportunities, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Partners, L.P.-New York, Zweig-DiMenna International
           Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig-DiMenna Special Opportunities, L.P. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 175,000; Zweig-DiMenna International
           Limited - 385,200
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 82,200
         Gotham Advisors, Inc., on behalf of a discretionary account - 26,500 Zweig-DiMenna Special Opportunities, L.P. 25,800

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 175,000; Zweig-DiMenna International
           Limited - 385,200
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 82,200
         Gotham Advisors, Inc., on behalf of a discretionary account - 26,500 Zweig-DiMenna Special Opportunities, L.P. 25,800

10   SHARED DISPOSITIVE POWER

        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Exclusive of Class B Shares)

         Zweig-DiMenna Partners, L.P. - 175,000; Zweig-DiMenna International
           Limited - 385,200
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 82,200
         Gotham Advisors, Inc., on behalf of a discretionary account - 26,500 Zweig-DiMenna Special Opportunities, L.P. 25,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11*

         Total - 7.2%

         Zweig-DiMenna Partners, L.P. - 1.8%; Zweig-DiMenna International
           Limited - 3.9%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.8%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.3% Zweig-DiMenna Special Opportunities, L.P. - 0.4%

14  TYPE OF REPORTING PERSON

         Zweig-DiMenna Partners, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig-DiMenna Special Opportunities, L.P. - PN

* In calculating the percentage of Class A Common Stock that the Investor owns for 13D purposes the numerator being used is the total number of Class A Common Stock shares and Class B Common Stock shares that the Investor owns, as of the filing date, and the denominator being used is based on the most recent available number of outstanding Class A Common Stock Shares plus the additional Class B Common Stock shares that the Investors own.

                        SCHEDULE 13D - AMENDMENT NO. 5


     Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig DiMenna Special Opportunities, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. (the "Investors") hereby amend the Schedule 13D, filed with respect to shares of Class A common stock, par value $.01 per share (the "Class A Common Stock") of General Cigar Holdings, Inc.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

          "The Class A Common Stock of General Cigar Holdings Inc. were purchased at an aggregate cost of $15,635,027 with the investment capital of Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna Special Opportunities, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

     The Investors amend item 5 to state the following Class A Common Stock and Class B Common Stock owned/1/:


     a. Aggregate number of Class A Common Stock and Class B Common Stock beneficially owned:


Entity                                    Class A Common Stock  Class B Common Stock
------------------------------------------------------------------------------------
Zweig-DiMenna Partners, L.P.                           175,000                36,058
------------------------------------------------------------------------------------
Zweig DiMenna Special Opportunities,                    25,800                24,975
 L.P.
------------------------------------------------------------------------------------
Zweig-DiMenna International Limited                    385,200                80,339
------------------------------------------------------------------------------------
ZDIM Account                                            82,200                18,379
------------------------------------------------------------------------------------
Gotham Account                                          26,500                 9,957
------------------------------------------------------------------------------------

----------------------
/1/ For the definition of Class B Common Stock see Item 4 of the Investors' Amendment No. 2 to the Investors' 13D which was filed on September 12, 1997.

          Percent of Class A Common Stock shares beneficially owned/2/:


Zweig-DiMenna Partners, L.P.                       --                        1.8%

Zweig-DiMenna Special Opportunities, L.P.          --                        0.4%

Zweig-DiMenna International Limited                --                        3.9%

ZDIM Account     -                                 --                        0.8%

Gotham Account   -                                 --                        0.3%

     b. Number of shares of Class A Common Stock and Class B Common Stock as to which there is sole power to vote:

---------------------------------------------------------------------------------------------------------------------------------
Entity                       Class A Common Stock                                Class B Common Stock
----------------------------------------------------------------------------------------------------------------------------------
Zweig-DiMenna Partners,      175,000                                             36,058
 L.P.
----------------------------------------------------------------------------------------------------------------------------------
Zweig DiMenna Special        25,800                                              24,975
 Opportunities, L.P.
----------------------------------------------------------------------------------------------------------------------------------
Zweig-DiMenna                385,200                                             80,339
 International Limited
----------------------------------------------------------------------------------------------------------------------------------
ZDIM Account                 82,200                                              18,379
----------------------------------------------------------------------------------------------------------------------------------
Gotham Account               26,500                                              9,957
----------------------------------------------------------------------------------------------------------------------------------

     Number of shares of Class A Common Stock and Class B Common Stock as to which there is shared power to vote or to direct the vote :


            Zweig-DiMenna International Limited          --      0

            Zweig-DiMenna Partners, L.P.                 --      0

            Zweig-DiMenna Special Opportunities, L.P.    --      0

            ZDIM Account                                 --      0

            Gotham Account                               --      0

----------------------------
/2/ In calculating the percentage of Class A Common Stock that the Investor owns for 13D purposes the numerator being used is the total number of Class A Common Stock shares and Class B Common Stock shares that the Investor owns, as of the filing date, and the denominator being used is based on the most recent available number of outstanding Class A Common Stock Shares plus the additional Class B Common Stock shares that the Investors own.

     Number of shares of Class A Common Stock and Class B Common Stock shares as to which there is sole power to dispose or to direct the disposition:

------------------------------------------------------------------------------------------------
Entity                                                 Class A Common Stock  Class B Common Stock
-------------------------------------------------------------------------------------------------
Zweig-DiMenna Partners, L.P.                           175,000                36,058
-------------------------------------------------------------------------------------------------
Zweig DiMenna Special Opportunities, L.P.               25,800                24,975
-------------------------------------------------------------------------------------------------
Zweig-DiMenna International Limited                    385,200                80,339
-------------------------------------------------------------------------------------------------
ZDIM Account                                            82,200                18,379
-------------------------------------------------------------------------------------------------
Gotham Account                                          26,500                 9,957
-------------------------------------------------------------------------------------------------

     Number of shares of Class A Common Stock and Class B Common Stock as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna International Limited            --        0

            Zweig-DiMenna Partners, L.P.                   --        0

            Zweig-DiMenna Special Opportunities, L.P       --        0

            ZDIM Account                                   --        0

            Gotham Account                                 --        0

     c. Since October 31, 1997, the date of the Investors' last 13D filing for General Cigar Holdings, Inc., Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased and/or sold the shares of Class A Common Stock and Class B Common Stock on the open market on the following dates and at the following prices and in the following amounts:

     ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

     DATE DESCRIPTION OF SALE

     10/31/97  Sold 4,900 Class B Common Stock shares at $28.4688 a share

     11/3/97  Sold 3,700 Class B Common Stock shares at $29.3923 a share

     11/4/97  Sold 200 Class B Common Stock shares at $29.75 a share

     11/4/97  Sold 3,600 Class B Common Stock shares at $29.8125 a share

     11/5/97   Sold 500 Class B Common Stock shares at $29.75 a share

     11/5/97   Sold 900 Class B Common Stock shares at $29.4375 a share

     11/25/97  Purchased 3,500 Class A Common Stock shares at $24.5678 a share

     11/26/97  Purchased 4,200 Class A Common Stock shares at $23.1802 a share

     12/3/97   Purchased 3,500 Class A Common Stock shares at $22.8125 a share

     12/4/97   Purchased 7,000 Class A Common Stock shares at $21.50 a share

     12/8/97   Purchased 2,400 Class A Common Stock shares at $23.2220 a share

     12/11/97  Purchased 3,500 Class A Common Stock shares at $21.7143 a share

     12/12/97  Purchased 1,700 Class A Common Stock shares at $22.1922 a share

     ZWEIG-DIMENNA INTERNATIONAL LIMITED

     DATE DESCRIPTION OF SALE

     10/31/97  Sold 15,700 Class B Common Stock shares at $28.4688 a share

     11/3/97   Sold 11,800 Class B Common Stock shares at $29.3923 a share

     11/4/97   Sold 700 Class B Common Stock shares at $29.75 a share

     11/5/97   Sold 11,700 Class B Common Stock shares at $29.8125 a share

     11/5/97   Sold 1,700 Class B Common Stock shares at $29.75 a share

     11/5/97   Sold 2,800 Class B Common Stock shares at $29.4375 a share

     11/24/97  Purchased 28,600 Class A Common Stock at $25.1475 a share

     11/25/97  Purchased 13,300 Class A Common Stock shares at $24.5678 a share

     11/26/97  Purchased 16,000 Class A Common Stock shares at $23.1802 a share

     12/3/97   Purchased 13,300 Class A Common Stock shares at $22.8125 a share

     12/4/97   Purchased 26,700 Class A Common Stock shares at $21.50 a share

     12/8/97   Purchased 9,200 Class A Common Stock shares at $23.2220 a share

     12/11/97  Purchased 13,300 Class A Common Stock shares at $21.7143 a share

     12/12/97  Purchased 6,400 Class A Common Stock shares at $22.1922 a share

     ZWEIG-DIMENNA PARTNERS, L.P.

     DATE DESCRIPTION OF SALE

     10/31/97  Sold 7,000 Class B Common Stock shares at $28.4688 a share

     11/3/97   Sold 5,300 Class B Common Stock shares at $29.3923 a share

     11/4/97   Sold 300 Class B Common Stock shares at $29.75 a share

     11/5/97   Sold 5,300 Class B Common Stock shares at $29.8125 a share

     11/5/97   Sold 700 Class B Common Stock shares at $29.75 a share

     11/5/97   Sold 1,300 Class B Common Stock shares at $29.4375 a share

     11/24/97  Purchased 12,400 Class A Common Stock at $25.1475 a share

     11/25/97  Purchased 5,700 Class A Common Stock shares at $24.5678 a share

     11/26/97  Purchased 6,800 Class A Common Stock shares at $23.1802 a share

     12/3/97   Purchased 5,700 Class A Common Stock shares at $22.8125 a share

     12/4/97   Purchased 11,300 Class A Common Stock shares at $21.50 a share

     12/8/97   Purchased 3,900 Class A Common Stock shares at $23.2220 a share

     12/11/97  Purchased 5,700 Class A Common Stock shares at $21.7143 a share

     12/12/97  Purchased 2,700 Class A Common Stock shares at $22.1922 a share

     ZDIM ACCOUNT

     DATE DESCRIPTION OF SALE

     10/31/97  Sold 3,600 Class B Common Stock shares at $28.4688 a share

     11/3/97   Sold 2,700 Class B Common Stock shares at $29.3923 a share

     11/4/97   Sold 200 Class B Common Stock shares at $29.75 a share